Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES | DEPOSITS | CERTIFICATES

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index

Citigroup Funding Inc.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Medium-Term Notes, Series D

Due August 30, 2025

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2010-MTNDD608, Subject to Completion, Dated August 6, 2010,

Prospectus Supplement, Dated February 18, 2009 and Prospectus, Dated February 18, 2009)

This Amended Offering Summary No. 2010-MTNDD608 is being filed to correct the “Proceeds to issuer”

amount in the section “Summary Terms” on page 1.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

August 6, 2010

August 6, 2010 Medium-Term Notes, Series D No. 2010-MTNDD608 Registration Statement Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

Unlike ordinary debt securities, the notes only provide for the regular payment of interest for the first year following their issuance. From and including August 26, 2011, interest will accrue at an annual rate of 8.00%, but only for each index business day during the accrual period described below on which the closing value of the S&P 500® Index is above 77.50% to 82.50% (to be determined on the pricing date) of the initial index value. If the closing value of the underlying index is less than or equal to the barrier level for an entire accrual period, then no interest will accrue on the notes and you will not receive any interest payment on the related interest payment date. In addition, we will have the right to redeem the notes on any interest payment date, beginning on August 29, 2013. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.

SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Underwriting fee and issue price” below)
Pricing date:	August , 2010 (expected to price on or about August 25, 2010, or if such day is not a scheduled index business day, the next succeeding scheduled index business day)
Original issue date:	August , 2010 (three business days after the pricing date)
Maturity date:	August 30, 2025
Interest rate:

Year 1 (for interest payment dates of November 30, 2010, February 28, 2011, May 31, 2011 and August 30, 2011):

•  8.00% per annum, paid quarterly, regardless of the closing value of the underlying index

Years 2 to 15 (for interest payment dates after August 30, 2011 to and including the maturity date):

•  8.00% per annum, paid quarterly on each interest payment date, multiplied by the number of accrual days and divided by the number of elapsed days during the related accrual period, as explained below

As a result, after the first year following the issuance of the notes, interest will only accrue for each accrual day during the related accrual period, which is an index business day on which the closing value of the underlying index is above the barrier level. If the closing value of the underlying index is not above the barrier level on every elapsed day during a particular accrual period, you will not receive the full contingent coupon rate of 8.00% per annum for the related accrual period. Additionally, it is possible that the underlying index could remain at or below the barrier level for extended periods of time or even throughout the period from and including August 26, 2011 to the final valuation date so that you will receive no quarterly contingent coupons.

Interest payment dates:	November 30, 2010, February 28, 2011, May 31, 2011 and August 30, 2011. After August 30, 2011 and ending on the maturity date, the interest payment dates will be the third business day after each valuation date. The amount paid on each interest payment date after August 30, 2011 will depend on the number of accrual days during the related accrual period. There will be no interest payment made on any interest payment date after August 30, 2011 if there are no accrual days during the related accrual period.
Valuation dates:	Each 25th of February, May, August and November, beginning November 25, 2011, subject to postponement for non-index business days and certain market disruption events
Accrual period:	The period beginning on and excluding August 25, 2011 to but including the first valuation date, and each successive period from and excluding a valuation date to and including the next valuation date
Barrier level:	77.50% to 82.50% of the initial index value. The actual barrier level will be determined on the pricing date.
Elapsed day:	An index business day during the relevant accrual period
Accrual day:	An elapsed day on which the closing value of the underlying index is above the barrier level
Initial index value:	The closing value of the underlying index on the pricing date
Day-count convention:	During the first year following issuance, 30/360. After the first year and until maturity, the interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly accrual period divided by 4.
Redemption:	Beginning on August 29, 2013, we will have the right to redeem all of the notes on any interest payment date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest, if any. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.
Payment at maturity:	At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any.
CUSIP:	17308CPY6
ISIN:	US17308CPY65
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary.

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per note	$1,000.00	$35.00	$965.00
Total	$	$	$

(1) Selected dealers and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of up to $35.00 for each note they sell. See “Fees and selling concessions” on page 5.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement filed on August 6, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510181051/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR

ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

Investment Overview

The Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025 (the “notes”) only provide for the regular payment of interest for the first year following their issuance. From and including August 26, 2011, interest will accrue at an annual rate of 8.00%, but only for each index business day during the accrual period on which the closing value of the S&P 500® Index (which we also refer to as the “underlying index”) is above 77.50% to 82.50% (to be determined on the pricing date) of the initial index value (the “barrier level”). If the closing value of the underlying index is less than or equal to the barrier level for an entire accrual period, then no interest will accrue on the notes and you will not receive any interest payment on the related interest payment date. Additionally, if the closing value of the underlying index is not above the barrier level on every elapsed day during a particular accrual period, you will not receive the entire contingent coupon of 8.00% per annum for the related accrual period. We refer to the coupon on the notes as contingent, because there is no assurance that you will receive a coupon payment on any interest payment date, or if you do receive a coupon there can be no assurance that it will be the full 8.00% per annum. Beginning on August 29, 2013, we will have the right to redeem all of the notes on any interest payment date and pay to you 100% of the stated principal amount and accrued and unpaid interest, if any. At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any.

Maturity:	Approximately 15 years

Interest rate:

Year 1 (for interest payment dates of November 30, 2010, February 28, 2011, May 31, 2011 and August 30, 2011):

8.00% per annum, paid quarterly, regardless of the closing value of the underlying index

Years 2 to 15 (for interest payment dates after August 30, 2011 to and including the maturity date):

8.00% per annum, paid quarterly on each interest payment date, multiplied by the number of accrual days and divided by the number of elapsed days

An “accrual day” is an index business day during the relevant accrual period on which the closing value of the underlying index is above the barrier level. As a result, from and including August 26, 2011, interest will accrue only for each index business day during the accrual period on which the closing value of the underlying Index is above the barrier level.

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on August 5, 2010:

Bloomberg Ticker Symbol:	SPX

Current Value:	1,125.81

52 Weeks Ago (on 8/6/2009):	997.08

52 Week High (on 4/23/2010):	1,217.28

52 Week Low (on 8/17/2009):	979.73

August 2010	Page 2

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

Key Investment Rationale

The notes only provide for the regular payment of interest during the one-year period following the original issue date. From and including August 26, 2011, interest will accrue at an annual rate of 8.00%, but only for each index business day during the accrual period on which the closing value of the S&P 500® Index is above the barrier level. The notes have been designed for investors who:

■	believe the S&P 500® Index will remain consistently above the barrier level from August 26, 2011;

■	are willing to forgo market floating interest rates; and

■

accept the risk of receiving no interest payments or below-market interest rates after the first year in exchange for an above-market fixed interest rate during the first year after issuance and an opportunity to earn above-market interest rates (subject to the issuer’s right to call the notes) if the S&P 500® Index consistently closes above the barrier level.

Scenario 1	The notes are not redeemed prior to maturity and the underlying index closes above the barrier level on every index business day during the term of the notes. Investors receive the full contingent coupon applicable to each accrual period in addition to the guaranteed 8.00% per annum interest during the first year of the issuance of the notes. This scenario would result in an 8.00% average annualized return over the 15-year term of the notes.

Scenario 2	The underlying index closes above the barrier level on every index business day until August 29, 2013, when we exercise our right to redeem the notes. Investors receive the full contingent coupon applicable to each accrual period until redemption in addition to the guaranteed 8.00% per annum interest during the first year of the issuance of the notes. This scenario would result in an 8.00% average annualized return over the 3-year term of the notes.

Scenario 3	The underlying index fluctuates widely during the first three years following issuance of the notes, closing above the barrier level on half of the index business days during each applicable accrual period. We then exercise our right to redeem the notes on August 29, 2013. Investors receive the contingent coupon on each interest payment date multiplied by one-half in addition to the guaranteed 8.00% per annum interest during the first year of the issuance of the notes. This scenario would result in a 5.33% average annualized return over the 3-year term of the notes.

Scenario 4 (Worst Case Scenario)	The notes are not redeemed prior to maturity and the underlying index closes at or below the barrier level on every index business day during the term of the notes. Investors do not receive any contingent coupon from years 2 through 15. Because the notes are not redeemed prior to maturity, investors will be unable to reinvest the principal amount until the maturity date. The receipt of an 8.00% per annum interest solely in the first year would result in a 0.53% average annualized return over the 15-year term of the notes.

Summary of Selected Key Risks (see page 8)

■	The notes provide for regular interest payments only during the first year following their issuance.

■

If there are no index business days during any accrual period on which the underlying index closes above the barrier level, we will not pay any interest on the notes for that accrual period and the market value of the notes may decrease significantly.

■	The notes are subject to our redemption right.

■

The market price of the notes will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the underlying index, and you may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

■

The notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, and any actual or anticipated change to its credit ratings and credit spreads may adversely affect the market value of the notes.

■	Investing in the notes is not equivalent to investing in the underlying index.

■	Adjustments to the underlying index could adversely affect the value of the notes.

■	The notes will not be listed on any securities exchange and secondary trading may be limited.

■	The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	The calculation agent, which is an affiliate of ours, will make determinations with respect to the notes.

■	Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes.

August 2010	Page 3

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. and have the terms described in the accompanying preliminary pricing supplement, the prospectus supplement and the prospectus. The notes only provide for the regular payment of interest for the first year following their issuance. From and including August 26, 2011, interest will accrue at an annual rate of 8.00%, but only for each index business day during the accrual period described below on which the closing value of the S&P 500® Index is above 77.50% to 82.50% (to be determined on the pricing date) of the initial index value. If the closing value of the underlying index is less than or equal to the barrier level for an entire accrual period, then no interest will accrue on the notes and you will not receive any interest payment on the related interest payment date. Additionally, if the closing value of the underlying index is not above the barrier level on every elapsed day during a particular accrual period, you will not receive the entire contingent coupon of 8.00% per annum for the related accrual period. Beginning on August 29, 2013, we will have the right to redeem all of the notes on any interest payment date and pay to you 100% of the stated principal amount and accrued and unpaid interest, if any. At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any. The notes are senior notes issued as part of Citigroup Funding’s Series D Medium-Term Notes program. All payments on the notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
August , 2010 (expected to price on or about August 25, 2010, or if such day is not a scheduled index business day, the next succeeding scheduled index business day)	August , 2010 (three business days after the pricing date)	August 30, 2025

Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.
Aggregate principal amount:	$
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Interest rate:

Year 1 (for interest payment dates of November 30, 2010, February 28, 2011, May 31, 2011 and August 30, 2011):

•   8.00% per annum, paid quarterly, regardless of the closing value of the underlying index

Years 2 to 15 (for interest payment dates after August 30, 2011 to and including the maturity date):

•   8.00% per annum, paid quarterly on each interest payment date, multiplied by the number of accrual days and divided by the number of elapsed days during the related accrual period, as described below

Interest payment dates:	November 30, 2010, February 28, 2011, May 30, 2011 and August 30, 2011. After August 30, 2011 and ending on the maturity date, the interest payment dates will be the third business day after each valuation date. The amount paid on each interest payment date after August 30, 2011 will depend on the number of accrual days during the related accrual period. There will be no interest payment made on any interest payment date after August 30, 2011 if there are no accrual days during the related accrual period.
Valuation dates:	Each 25th of February, May, August and November, beginning November 25, 2011, subject to postponement for non-index business days and certain market disruption events

August 2010	Page 4

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

Key Terms
Accrual period:	The period beginning on and excluding August 25, 2011 to but including the first valuation date, and each successive period from and excluding a valuation date to and including the next valuation date
Barrier level:	77.50% to 82.50% of the initial index value. The actual barrier level will be determined on the pricing date.
Elapsed day:	An index business day during the relevant accrual period
Accrual day:	An elapsed day on which the closing value of the underlying index is above the barrier level
Initial index value:	The closing value of the underlying index on the pricing date
Day-count convention:	During the first year following issuance, 30/360. After the first year and until maturity, the interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly accrual period divided by 4.
Redemption:	Beginning on August 29, 2013, we will have the right to redeem all of the notes on any interest payment date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest, if any. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice. Because each interest payment date is three business days following a valuation date, and the accrual period for any interest that may be due on the redemption date ends on that valuation date with no new accrual period, no interest will accrue for those three business days.
Payment at maturity:	At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any. Because the maturity date is three business days following the final valuation date, and the accrual period for any interest that may be due on the maturity date ends on that valuation date with no new accrual period, no interest will accrue for those three business days.
Risk factors:	Please see “Risk Factors” beginning on page 8.

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	17308CPY6
ISIN:	US17308CPY65
Tax considerations:

We believe the notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, and each holder, by purchasing the notes, agrees to this treatment. Under this treatment, payments of stated interest on the notes will be taxable to U.S. holders as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the note for more than one year at the time of disposition.

Under current law, non-U.S. holders generally will not be subject to U.S. federal income or withholding tax with respect to interest paid and amounts received on the sale, exchange or retirement of the notes, provided they fulfill certain certification requirements. Special rules apply to non-U.S. investors who are present in the United States for 183 days or more in a taxable year or whose gain on the securities is effectively connected with a U.S. trade or business.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement for more information.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Calculation agent:	Citigroup Global Markets Inc.
Use of proceeds and hedging:	The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

August 2010	Page 5

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

General Information
On, or prior to, the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the underlying index, any component stocks of the underlying index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the initial index value and, therefore, the barrier level, thus increasing the risk that the index closing value on a particular elapsed day will be less than or equal to the barrier level. Additionally, such hedging or trading activities during the term of the notes could adversely affect the value of the underlying index on any elapsed day and, accordingly, whether an elapsed day counts as an accrual day and we pay a quarterly coupon on the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.
ERISA and IRA considerations:

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying preliminary pricing supplement for more information.

Fees and selling concessions:

Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 from Citigroup Funding for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers and their financial advisors collectively a fixed selling concession of up to $35.00 for each note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the note declines. You should refer to “Risk Factors” below and “Risk Factors” and “Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for more information.

Supplemental information regarding plan of distribution; conflicts of interest:	Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly.
Contact:	Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7288.

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying preliminary pricing supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

August 2010	Page 6

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

How Contingent Coupon Notes Work

Hypothetical Payments on the Contingent Coupon Notes

The table below presents examples of hypothetical interest rates at which interest would accrue on the notes during any quarter based on the number of elapsed days and accrual days in a related accrual period.

For illustrative purposes, the table assumes an accrual period that contains 60 index business days, an interest rate of 8.00% per annum and a barrier level of 80%.

The example below is for purposes of illustration only and would provide different results if different assumptions were made.

The actual interest payments will depend on the actual number of index business days during the relevant accrual period and the actual index closing value on each day. The applicable interest rate for each accrual period will be determined on a per-annum basis but will apply only to that accrual period.

Coupon:	8.00% per annum

Barrier Level:	80%

Hypothetical Number of Days the Closing Value of the S&P 500® Index Is Above the Barrier Level during the Accrual Period	Hypothetical Coupon Rate (per Annum)	Hypothetical Quarterly Interest Payment per $1,000
0	0.00%	$0.00
5	0.67%	$1.67
10	1.33%	$3.33
15	2.00%	$5.00
20	2.67%	$6.67
25	3.33%	$8.33
30	4.00%	$10.00
35	4.67%	$11.67
40	5.33%	$13.33
45	6.00%	$15.00
50	6.67%	$16.67
55	7.33%	$18.33
60	8.00%	$20.00

August 2010	Page 7

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement and “Risk Factors” in the related prospectus supplement. We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the notes.

■

The notes provide for regular interest payments only during the first year following their issuance. The terms of the notes differ from those of ordinary debt securities in that they only provide for the regular payment of interest during the one-year period following the original issue date. From and including August 26, 2011, interest will accrue at an annual rate of 8.00%, but only for each index business day during the accrual period on which the closing value of the underlying index is above the barrier level. If the closing value of the underlying index is less than or equal to the barrier level for an entire accrual period, then no interest will accrue on the notes and you will not receive any interest payment on the related interest payment date. Additionally, if the closing value of the underlying index is not above the barrier level on every elapsed day during a particular accrual period, you will not receive the entire contingent coupon of 8.00% per annum for the related accrual period. If you do not earn sufficient contingent coupons over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.

■

The notes are subject to our redemption right. The term of the notes, and thus your opportunity to earn an above-market coupon if the closing value of the underlying index is consistently above the barrier level on elapsed days, may be limited by our right to redeem the notes at our option on any interest payment date, beginning August 29, 2013. The term of your investment in the notes may be limited to as short as three years. If the notes are redeemed prior to maturity, you may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

■

The market price of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the notes in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

You cannot predict the future performance of the S&P 500® Index based on its historical performance. The value of the underlying index may decrease and be at or below the barrier level on every elapsed day so that you will receive no return on your investment aside from the 8.00% per annum coupon that will be paid in the first year following the issuance of the notes. There can be no assurance that the closing value of the underlying index will be higher than the barrier level on any elapsed day so that you will receive a coupon payment on the notes for the applicable accrual period. See “Historical Information” on page 12.

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The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

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Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

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Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

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The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global

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Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices may be lower than the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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The calculation agent, which is an affiliate of ours, will make determinations with respect to the notes. Citigroup Global Markets Inc., the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the initial index value, the barrier level, the number of accrual days and the payment that you will receive on each interest payment date, upon early redemption or at maturity. Determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the closing value in the event of discontinuance of the underlying index, may adversely affect the payout to you at maturity.

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Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes. One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index. Our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value and, therefore, the barrier level, thus increasing the risk that the index closing value on a particular elapsed day will be less than or equal to the barrier level. Additionally, such hedging or trading activities during the term of the notes could adversely affect the value of the underlying index on any elapsed day and, accordingly, whether an elapsed day is also an accrual day and we pay a quarterly coupon on the notes.

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Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

Information about the S&P 500® Index

General. Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this offering summary, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of August 5, 2010, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of August 5, 2010, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.19%), Consumer Staples (11.23%), Energy (11.07%), Financials (16.38%), Health Care (11.52%), Industrials (10.63%), Information Technology (18.78%), Materials (3.52%), Telecommunication Services (3.02%) and Utilities (3.66%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index. On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

¡	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

¡	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

¡

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of

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Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index.

The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

License Agreement. S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary.

“The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this offering summary regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

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Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due August 30, 2025

Historical Information

The following table sets forth the published high and low daily closing values, as well as end-of-quarter daily closing values, of the underlying index for each quarter in the period from January 3, 2005 through August 5, 2010. The closing value of the underlying index on August 5, 2010 was 1,125.81. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.

S&P 500® Index	High	Low	Period End
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter (through August 5, 2010)	1,127.24	1,022.58	1,125.81

Additional Considerations

If no closing value is available on any index business day, the calculation agent may determine the closing value in accordance with the procedures set forth in the accompanying preliminary pricing supplement. In addition, if the underlying index is discontinued, the calculation agent may determine the closing value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance. You should refer to the section “Description of the Notes—Discontinuance of the S&P 500® Index” and “—Alteration of Method of Calculation” in the accompanying preliminary pricing supplement for more information.

In case of default in payment of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

© 2010 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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